Exhibit 99.1

Iris Energy Purchases NVIDIA H100 GPUs to Target Generative AI

SYDNEY, AUSTRALIA, August 29, 2023 – Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy”, or the “Company”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today announced the purchase of NVIDIA’s latest-generation artificial intelligence (“AI”) H100 GPUs.

Key Highlights

•	Company’s next-generation data centers to now target the generative AI market
•	Initial purchase of 248 NVIDIA H100 GPUs for ~US$10 million[1]
•	Core business remains Bitcoin mining; generative AI represents additional opportunity

Bitcoin mining continues to be an attractive business for the Company. Potential expansion into adjacent computing markets, including generative AI, is enabled through:

•	Next-generation data centers designed, tested and proven for power dense computing
•	Proprietary, high-efficiency cooling systems
•	100% renewable energy
•	760MW of available power capacity[2]
•	Management team track record & experience

The initial purchase of 248 NVIDIA H100 GPUs for ~US$10 million1 is expected to be delivered in the coming months and will allow the Company to:

•	Further assess the appropriateness of its next-generation data centers for servicing adjacent computing markets such as generative AI3
•	Demonstrate capability to prospective customers

Daniel Roberts, Co-Founder and Co-CEO of Iris Energy, commented:

“Leveraging our next-generation data centers into generative AI is an exciting opportunity, particularly given current industry shortages in rack space and compute. We believe demand for sustainable computing is unlikely to go away, and feel we are uniquely positioned to capture ongoing growth in the broader industry; whether that be ASICs for Bitcoin mining, or GPUs for generative AI and beyond.”

Denis Skrinnikoff, Chief Technology Officer of Iris Energy, commented:

“Having spent my career building, designing and operating Tier 2-4 data center facilities, I believe Iris Energy is uniquely positioned to capitalize on the generative AI opportunity. Without the constraints of more traditional colocation & hyperscale data centers, we envisage being able to continue developing and delivering cutting-edge, fit-for-purpose and eco-friendly compute.”

1 Excludes certain components, e.g. storage and certain front-end networking components.
2 Including 180MW data centers operational, 80MW under construction and 500MW additional available power capacity.
3 No material modifications currently expected.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets sites with low-cost, under-utilized renewable energy, and supports local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >US$25 billion in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation or availability of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply due to restrictions imposed by governmental authorities or otherwise, particularly as it relates to Bitcoin mining and/or high-performance computing (“HPC”) solutions; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the equipment supply contracts which may delay Iris Energy’s expansion plans and implementation of its strategy to expand into HPC solutions; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield and brownfield infrastructure projects; Iris Energy’s evolving business model and strategy, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for HPC solutions; Iris Energy’s limited experience with respect to new markets it may seek to enter, including the market for HPC solutions; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions that Iris Energy may offer; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital needs and growth plans; the outcome of the legal and bankruptcy proceedings relating to Iris Energy’s limited recourse equipment financing, including the amount of any potential damages, settlement payments or liability that may be incurred by the Iris Energy, any of which could be higher than anticipated; the risk that legal and bankruptcy proceedings result in significant legal and other costs and damage to Iris Energy’s reputation, and distract management’s attention; the terms of any additional financing which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; market demand for HPC solutions and Iris Energy’s ability to secure customers on commercially reasonable terms or at all, and ability to manage and maintain customer relationships, risks related to public health crises and pandemics including those of COVID-19; changes in regulation of digital assets and/or the HPC industry; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors	Media
Lincoln Tan	Jon Snowball
Iris Energy	Domestique
+61 407 423 395	+61 477 946 068
lincoln.tan@irisenergy.co

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